

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

Via E-mail
Paul Wogan
Chief Executive Officer
GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

> **Re: GasLog Partners LP**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed April 21, 2014**
> **File No. 333-195109**

Dear Mr. Wogan:

We have reviewed your registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 22

1. We note that a number of common units may be sold under the directed unit program and that additional common units may be purchased by investors in GasLog. Please include a risk factor to disclose that after the lock-up period such common units will be tradeable and the future sales of such common units may depress your stock price.

Use of Proceeds, page 58

2. Please revise the first sentence to clarify that the estimated net proceeds is based on the mid-point of the price range disclosed on the prospectus cover page.

Business, page 123

Taxation of the Partnership—Marshall Islands, page 140

3. Please revise the disclosure in this section to provide that it is the opinion of counsel.

Exhibit 8.2

4. Please have counsel also opine to the disclosure under the heading Business—Taxation of the Partnership—Marshall Islands.

Other

5. Please revise to include a consent of the independent registered public accounting firm with respect to their report dated February 3, 2014 with respect to the audited statement of financial position of GasLog Partners LP as of January 23, 2014 as Exhibit 23 to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        William P. Rogers, Jr., Esq.